June 30, 2009

Ms. Jessica Barberich

Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newcastle Investment Corp. (the “Company”)

Form 10-K for the year ended December 31, 2007

Filed February 29, 2008

Form 10-K for the year ended December 31, 2008

Filed March 16, 2009

File No. 1-31458

Dear Ms. Barberich:

We have received the letter dated June 17, 2009 (the “Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”) filed on February 29, 2008, and of the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) filed on March 16, 2009.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow the Staff’s numbered comments.

Item 1. Business

Overview, page 1

1.	We note your presentation of Adjusted Book Value and Adjusted Book Value per share as if you had elected to measure all of your financial assets and liabilities at fair value. Should this disclosure remain in your filings, expand your disclosure to include a robust and thorough discussion of:

•	what these measures represent,

•	why you present these measures,

•	how you use these measures,

•	why the measures are meaningful, and

•	the valuation techniques you used to measure fair value for each separate line item, and each major component of any line item.

•	any limitations of the presentation.

Ms. Jessica Barberich

Securities and Exchange Commission

June 30, 2009

Provide us with your proposed disclosure in your response.

Response

We respectfully inform the Staff that we have elected not to include these disclosures in future filings.

Consolidated Statements of Operations, page 62

2.	We note your response to comment 2 and the revised income statement presentation in your Form 10-K for the year ended December 31, 2008. In addition to these revisions, we believe that you should use a “net interest income” presentation in future filings consistent with Article 9 of Regulation S-X. You disclose on page 76 of your 2008 Form 10-K that you changed the structure of your internal organization from investment type to financing type. Although you do not participate in traditional lending and deposit activities, you are a finance company and should follow the Article 9 presentation. Please see SAB Topic 11K for reference.

Response

We respectfully inform the Staff that we will revise our statement of operations to follow the Article 9 presentation as requested. We expect the new statement of operations format to be substantially similar to the draft set forth below:

Ms. Jessica Barberich

Securities and Exchange Commission

June 30, 2009

	Three Months ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Interest income	$—	$—	$—	$—
Interest expense	—	—	—	—

Net interest income (expense)	—	—	—	—

Impairment
Provision for credit losses on loan pools	—	—	—	—
Loan impairment	—	—	—	—
Other-than-temporary impairment on securities	—	—	—	—
Portion of other-than-temporary impairment on securities recognized in other comprehensive income	—	—	—	—

	—	—	—	—

Net interest income after credit losses	—	—	—	—

Other Income (Loss)
Gain (loss) on sale of investments, net	—	—	—	—
Gain (loss) on extinguishment of debt	—	—	—	—
Other income (loss), net	—	—	—	—
Equity in earnings of unconsolidated subsidiaries	—	—	—	—

	—	—	—	—

Other Expenses
Loan and security servicing expense	—	—	—	—
General and administrative expense	—	—	—	—
Management fee to affiliate	—	—	—	—
Incentive compensation to affiliate	—	—	—	—
Depreciation and amortization	—	—	—	—

	—	—	—	—

Income (loss) from continuing operations	—	—	—	—
Income (loss) from discontinued operations	—	—	—	—

Net Income (Loss)	—	—	—	—

Preferred dividends	—	—	—	—

Income (Loss) Applicable to Common Stockholders	$—	$—	$—	$—

Note 3. Segment Reporting and Unconsolidated Subsidiaries, page 76

3.	We note that you have presented assets, liabilities, book value, and book value per share according to GAAP and also on a fair value basis. Paragraph 30 of SFAS 131 states that if the chief operating decision maker uses more than one measure of a segment’s profit or loss and more than one measure of a segment’s assets, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the enterprise’s consolidated financial statements. It appears that the GAAP measures are most consistent with your consolidated financial statements. Please tell us how you determined that your presentation of segment

Ms. Jessica Barberich

Securities and Exchange Commission

June 30, 2009

information is consistent with the requirements of SFAS 131 and explain how management uses the financial data presented to allocate resources and manage your business.

Response

We respectfully inform the Staff that, at the time we added these disclosures, we believed they were meaningful to the Company. Management used this information, for example, to identify opportunities to unlock value within our liability structure through the repurchase of debt obligations. As a result of recent changes in the economy, the financial health of the Company, and the accounting rules with respect to other-than-temporary impairment, we have elected not to include these disclosures in future filings.

In connection with our response to the Staff’s comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at 212-479-5343.

Sincerely,

/s/ Brian C. Sigman
Brian C. Sigman
Chief Financial Officer